UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BLADE AIR MOBILITY, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

092667104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 092667104
1.	Name of Reporting Person Steele ExpCo Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,423,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,423,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,423,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 092667104
1.	Name of Reporting Person KSL Capital Partners V GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,423,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,423,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,423,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 092667104
1.	Name of Reporting Person Eric Charles Resnick
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,423,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,423,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,423,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.3%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer Blade Air Mobility, Inc., f/k/a Experience Investment Corp. (the “Issuer”)
Item 1(b).	Address of the Issuer’s Principal Executive Offices 55 Hudson Yards, 14th Floor New York, NY 10001
Item 2(a).	Names of Persons Filing Steel ExpCo Holdings, LLC, KSL Capital Partners V GP, LLC and Eric Charles Resnick (collectively, the “Reporting Persons”)
Item 2(b).

Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of the Reporting Persons is c/Steele ExpCo Holdings, LLC, 100 St. Paul St., Suite 800, Denver, CO 80206

Item 2(c).

Citizenship

Steele ExpCo Holdings, LLC is a limited liability company formed in the State of Delaware. KSL Capital Partners V GP, LLC is a limited liability company formed in the State of Delaware. Eric Charles Resnick is a citizen of the United States.

Item 2(d).	Title of Class of Securities Class A Common Stock, $0.0001 par value per share.
Item 2(e).	CUSIP Number 092667104
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(b) or the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

	(g)	☐	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

	(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2022, the Reporting Persons beneficially own an aggregate of 12,423,000 shares of Class A Common Stock, based on 7,923,000 shares of Class A Common Stock and 4,500,000 warrants to purchase Class A Common Stock held by Steele ExpCo Holding, LLC, representing approximately 16.3% of the Class A Common Stock, calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The percentage of shares of Class A Common Stock held by the Reporting Persons is based upon 71,653,281 shares of Class A Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, plus the number of shares of Class A Common Stock underlying warrants held by the Reporting Persons.

KSL Capital Partners V GP, LLC, a Delaware limited liability company, is the managing member of Steele ExpCo Holdings, LLC. Eric Charles Resnick is the managing member of KSL Capital Partners V GP, LLC. As such, KSL Capital Partners V GP, LLC and Eric Charles Resnick may be deemed to have or share voting and dispositive power of the securities held directly by Steele ExpCo Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2023

Steele ExpCo Holdings, LLC
By: KSL Capital Partners V GP, LLC, its managing member

/s/ Eric Charles Resnick
Name: Eric Charles Resnick
Title: Managing Member

KSL Capital Partners V GP, LLC

/s/ Eric Charles Resnick
Name: Eric Charles Resnick
Title: Managing Member

Eric Charles Resnick

/s/ Eric Charles Resnick